

Mail Stop 7010

March 26, 2009

Mark Schweitzer
Chief Financial Officer
CE Franklin Ltd.
Suite 1900 300 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3C4

> **Re:** **CE Franklin Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **File No. 1-12570**

Dear Mr. Schweitzer:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2008

General

1.   Please submit your response letter dated March 19, 2009 as a correspondence file on EDGAR.

Critical Accounting Estimates, page 22
Goodwill, page 22

2.   Thank you for the information you submitted in response to prior comments 4 and
        5. Please confirm that you intend to revise your future filings to include
        disclosures similar to the supplemental information you provided under the
        detailed impairment assessment methodology and the significant judgments and
        related sensitivities in your discussion of critical accounting policies and
        estimates.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-
3709, or me at (202) 551-3768 if you have questions regarding our comments.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief